Filed by Fyffes plc

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: Chiquita Brands International, Inc. (Commission File No. 001-01550); Fyffes plc

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED AND WILL BE FILED WITH THE SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”), has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking statements.” These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita, nor Fyffes, undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this communication constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Fyffes accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

***

The following presentation was first used by Fyffes plc in connection with the transaction on September 2, 2014.

September 2014 Investor Presentation

Forward Looking Statement

This presentation contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

Fyffes 1

Fyffes – The Leading European Banana Company

- Operates in the international tropical produce sector
  Product categories – bananas, pineapples, melons
  Areas of activity – Europe, US, Central & South America
- Market leader in 2 of our 3 product categories
  Turnover in excess of €1 billion
- Deep understanding of all stages of the supply chain – production, procurement, shipping, ripening, distribution and marketing
- Oldest fruit brand in the world dating back to 1929
  History extends to 120+ years
- Dual listing on Irish (ESM) and London (AIM) Stock Exchanges

FYFFES*



Pineapples 8%
Melons 12%
Bananas 80%

Revenue: €1,082.2m



US 19%
Europe 81%

Revenue: €1,082.2m

Product split by value, including joint ventures

2

Title 3 Fyffes – The World's Oldest Banana Brand Since demerger Fyffes has become the number one banana company in Europe IPO Grows to become largest fresh produce company in Ireland & United Kingdom Grows to become largest fresh produce company in Europe 1981 1980s 1990s Demerger into Fyffes & Total Produce € 43.9m € 2.4bn Announces intention to focus on tropical produce business 2000s Source: Company filings and investor presentations

Title 4 2007 2008 2009 2010 2011 2012 2013 Successful Focused and Growing Produce Business Source: Company filings and investor presentations Note: Revenue includes joint ventures (a) Product split by cases sold, including joint ventures € 708.9m € 1,082.2m 2006 PRODUCT SPLIT (a) Bananas 72% Melons 14% Pineapples 14% 2013 PRODUCT SPLIT (a) Bananas 69% Melons 20% Pineapples 11%

The Fyffes Group of Companies

Fyffes

Fyffes Tropical Ireland

100% interest

Activities:
Marketing, ripening and distributing bananas and pineapples in Ireland

Fyffes Group Limited

100% interest

Activities:
Marketing, ripening and distributing bananas and pineapples in UK

Fyffes BV

100% interest

Activities:
Marketing bananas and pineapples in Benelux, Scandinavia, Western and Southern Europe

Fyffes Tropical Produce LLC

100% interest

Activities:
Marketing pineapples in North America

Fyffes International

100% interest

Activities:
Procurement and logistics

Sol Marketing

100% interest

Activities:-
Growing and marketing melons in Central America, North America and Europe

Turbana Corp.

50% interest

Activities:-
Marketing bananas and pineapples in North America

Inter Weichert

80% interest

Activities:-
Marketing, ripening and distributing bananas, pineapples and tropical fruits in Northern and Eastern Europe

vanWylick

33% non – controlling interest

Activities:-
Marketing, ripening and distributing bananas, fresh fruit and vegetables in Germany

Geest Line

50% non-controlling interest

Activities:-
Shipping from the Eastern Caribbean to Portsmouth and Le Havre

Fyffes

5

A Strong Business

Market Leadership	# 1 banana importer in Europe #1 melon importer in US
Deep understanding of production	Significant farm investments (pineapples & melon & historically bananas)
Strong reputation	Oldest fruit brand globally
Grower Relationships	Long – standing relationships with growers going back 40 years
Total production managed	c.10,000 ha in Central America
State of the art infrastructural network	6 distribution centres in UK / Ireland 1 in Florida
Strong customer relationships	High level of customer satisfaction (quality, service)

Fyffes

6

Expertise throughout the Supply Chain

Production

Production Profile	Bananas	Pineapples	Melons
Growing Cycle	9 months	14 months	6-10 weeks
Harvesting	Year round	Year round	Seasonal
Fyffes own production	c.7%	c.60%	c.100%

- Fyffes sources bananas under long standing supply agreements with third party producers
- Partnership with Uniban, our Colombian supplier, goes back 39 years. We have a 50/50 joint venture company with them in the US, Turbana Corp
- Fyffes also manages leased farms in Belize and Costa Rica

Logistics

- Flexible and cost–effective shipping arrangements on reefer ships and containerised liner vessels
- 4 week round trip to / from Tropics
- Weekly deliveries to multiple European ports
- Shipping efficiencies critical to cost structures
- Bunker fuel is a significant factor

Distribution

- Supply ripened (yellow) bananas to customers in UK / Ireland, mainly larger retailers
- Ripening process takes 5-9 days
- Traditionally unripened (green) bananas sold to customers in Continental Europe (including the Nordics)
- Increasing amount of Continental ripening provided by Weichert and through access to a wide range of cost–effective ripening services providers
- General distribution services within the EU are commoditised and are sourced on competitive terms (no unnecessary overheads)

Fyffes

7

Title 8 • Handle more than c.45 million boxes bananas per annum in Europe, c.11 million in the US • In Europe: 24% of Fyffes bananas sourced from ACP countries and 76% Latin America • Long - standing relationships with growers and a proven track record of guaranteeing highest quality from source to consumers • Sourcing from Fairtrade banana producers in the developing world ensuring local sustainability, fair pricing and decent working conditions • Year on year increased source from Organic and Fairtrade banana producers • Provide technical and environmental support to growers through in - country local presence • Fyffes ISO Certified Auditors carry out annual inspections on all farms, field and pack - house, to ensure compliance to the Fyffes Code of Practice • Member of the Ethical Trading Initiative (ETI) to support and develop labour environment and implementation of social responsible trading • Corporate vision is to ensure all our customers, suppliers and employees are treated with courtesy, commitment to high standards and service, professionalism and respect Fyffes – Responsible and Sustainable Supply of Bananas

Title 9 € 18.9 € 25.7 € 26.9 € 29.6 € 40.0 € 40.0 2008 2009 2010 2011 2012 2013 Superior Track Record of Earnings Growth +112% growth in absolute EBITDA EBITDA ( € m) EBIT ( € m) EPS ( € cent) € 12.7 € 17.3 € 16.9 € 20.3 € 28.3 € 31.4 2008 2009 2010 2011 2012 2013 CAGR: 19.8% € 3.95 € 5.19 € 5.50 € 6.05 € 8.55 € 8.82 2008 2009 2010 2011 2012 2013 CAGR: 17.4% +147% absolute EBIT growth +123% absolute EPS growth CAGR: 16.2%

Title 10 Strong First Half Results 2014 Total revenue EBITA* PBT* EPS** Interim dividend per share ROIC*** H1 2014 € 592.8m € 31.5m € 31.0m 8.85c 0.714c 21.1% H1 2013 € 585.4m € 23.1m € 22.2m 6.36c 0.68c 15.7% % Change +1.3% +36.5% +40.0% +39.2% +5.0% N/A * Before exceptional items, amortisation and share of joint venture tax ** Before exceptional items, amortisation *** ROIC based on rolling twelve months, including JVs

Title 11 Strong Balance Sheet No Net Debt High quality asset base, own c.3,900 hectares of land in Central America Net assets backed by tangible fixed assets of € 85.7m (June 2014), equates to 55% cover Shareholders’ funds of € 154.8m increased by € 7.2m in first six months to 2014 Net cash € 6m (June 2014)

Title 12 Delivering Shareholder Returns Share Price Performance Significant Return of Capital € 7.0m € 10.6m € 5.7m € 11.2m € 8.6m € 5.9m € 6.2m 0 2 4 6 8 10 12 14 16 18 20 2007 2008 2009 2010 2011 2012 2013 Dividends Paid ( € m) Share Buybacks ( € m) 0 50 100 150 200 250 300 350 28-Aug-09 28-Aug-10 28-Aug-11 27-Aug-12 27-Aug-13 28-Aug-14 Fyffes ISEQ Overall Index Source: Company filings and FactSet.

Title 13 Correcting the Misunderstandings Cutrale - Safra Contention Fyffes Response “Run by a lawyer” David McCann has 28 years experience in the produce business and is supported by a deep bench of talented management “No integration experience” 50+ successfully integrated acquisitions under current management’s tenure “Always vulnerable middleman” Focused on production with robust earnings track record “No risk” False impression that Fyffes shareholders will be unaware of consequences of Cutrale - Safra proposal and their willingness to serve as a stalking horse “Run by a lawyer” David McCann has 28 years experience in the produce business and is supported by a deep bench of talented management “No integration experience” 50+ successfully integrated acquisitions under current management’s tenure “Always vulnerable middleman” Deep understanding of production with robust earnings track record and 10,000 hectares of managed production. Long standing relationships with producers

Title 14 Highly Experienced Management Team 28 years in operational / management roles 24 years in financial / operational roles 28 years in operational / management roles David McCann • CEO since 1995 and Chairman of the Board as of 2006 • Managing Director with responsibility for the Group's operations since 1989 • Joined the Group in 1986, having previously practiced as a partner in a leading Dublin law firm • Experienced senior management team supported by a deep bench of managers throughout Fyffes Tom Murphy • Finance Director and Board Member since 2007 • Deputy Managing Director and Finance Director of the Group's Tropical Produce division in 2000 • Held number of senior accounting positions in Fyffes since joining Group in 1990 Coen Bos • COO and Member of the Board since 2006 • Managing Director of the Group's Tropical Produce division in 2000 • Banana Director at Velleman & Tas BV until acquisition by Fyffes in 1994 • Merchant navy ship’s master and active at sea until 1983

Title 15 Highly Experienced Non - Executive Directors Declan McCourt • Served as Non - Executive Director since 2003 • CEO and shareholder of OHM Group, an automobile distributor, where he has been employed since 1982 • Director of Balmoral International Land Holdings plc, EII Voyager Fund plc, Chairman of the Mater Hospital Foundation and the UCD Law Development Council, former Director of Bank of Ireland and Dublin Docklands Development Authority James O’Dwyer • Served as Non - Executive Director since 2007 • Former Chairman of Arthur Cox Solicitors, Dublin based law firm, where he was 33 years a partner and is admitted to the New York State Bar • Former Director of Goldman Sachs Bank (Europe) plc Jim O’Hara • Served as Non - Executive Director since 2012 • Former Vice President of Intel Corporation and General Manager of Intel Ireland, where he was employed from 1991 - 2010 • Director of Allied Irish Bank, EBS Limited, Enterprise Ireland and former President of the American Chamber of Commerce in Ireland Robert Johnston • Served as Non - Executive Director since 2012 • Executive Vice President & Chief Strategy Officer for the InterTech Group Inc in South Carolina where he has been employed since 1998 • Former President & CEO of the Hudson’s Bay Company • Serves as a Director of Circa Enterprises Inc, Span - America Medical Systems Inc, Supremex Inc, Corning Natural Gas Inc and The McGill University Executive Institute

Proven Track Record of Successfully Integrated Acquisitions

Year	Acquisition
1981	IPO – FII plc
1982	Torney Bros (Belfast) 45% Uniplumo (Dublin) 100%
1983	F E Benner (Belfast) 100%
1984	Torney Bros (Belfast) 100%
1985	Kinsealy Farms (Ireland) DP Hale (Ireland) Gillespie & Co (Ireland)
1986	Fyffes Group Ltd (UK)
1987	FII Fyffes plc lists Dublin / London
1988	Marshall & Co (UK) Jack Dolan (Ireland) Rowe & Co (UK) GM Gerrards (UK)
1989	Name changes to Fyffes plc
1990	Glass Glover (Scotland) Padwa Group (UK) J Lindsay (Scotland) Gerrards (UK)
1993	JV Coplaca (Canary Islands) Brdr Lembcke (Denmark) 50% Velleman & Tas (Netherlands) 50%

Note: Selection of acquisitions shown

Year	Acquisition
1995	Angel Rey JV (Spain) JV WIBDECO by Geest (UK)
1996	Anaco International BV 50% Pevlani SpA (Italy) 50%
1997	Sunpak Mayfield (Cork) 100% Velleman & Tas (Netherlands) 100%
1998	Gillespie & Co merges with Allegro (Ireland)
1999	Capespan Europe 50% Capespan Pty (South Africa) 10%
2002	Hortim (Czech Republic) 70% InterWeichert (Germany) 80%
2004	Everfresh (Sweden) 60%
2005	JV with Uniban – Turbana (US) 50%
2006	Brdr Lembcke (Denmark) 100% Demerger – Property Business – Balmoral Demerger – General Produce Business – Total Produce
2008	Anexco (Costa Rica) 100% Sol Group (US) 60%
2009	Agroindustries (Panama) 100%
2011	vanWylick (Germany) JV 33.3%
2013	Pina Tica (Costa Rica) 100% Sol (Honduras & US) 100%

1981 → **2013**

Track record of 50+ successfully integrated acquisitions under current management's tenure

Source: Company website, filings and investor presentations

Fyffes

16

Title 2014 Fyffes has significantly expanded its production operations and owns c. 3,900 ha of valuable farmed land in Central America Leased 61% Owned 39% Total: c. 10,000 hectares Fyffes Focus on Production 17 Since 2007, Fyffes has invested $108.4m in the acquisition of pineapple and melon farms Today we farm a total of 10,000 hectares (24,710 acres) in Central America

Title Growth in European Banana Volumes & Contracted European Sales 18 0 5 10 15 20 25 30 35 40 45 50 2009 2010 2011 2012 2013 2014 Thousands Volume ('000 Boxes) c.74% of European banana volume is sold through contracted sales

Title 19 Considerations for Fyffes Shareholders for their Shareholder Meeting (a) Majority in number representing three - fourths in value of the members, present and voting either in person or by proxy at t he meeting • Fyffes shareholders may seek an adjournment of their meeting until the outcome of Chiquita’s meeting is known • Chiquita cannot require Fyffes to adjourn or postpone its shareholder meeting on 17 September 2014 nor can it prevent an adjournment of the meeting to a later time on 17 September 2014 by Fyffes shareholders • Fyffes shareholders will be aware that voting in favour of the combination with Chiquita, when the Chiquita shareholders have not voted in favour, will tie Fyffes into a combination notwithstanding that circumstances may result in Chiquita entering into discussions with Cutrale - Safra on an alternative proposal • The approval of the combination requires a special majority (a) of Fyffes shareholders and there can be no certainty that a sufficient number of Fyffes shareholders will vote in favour of the combination if Chiquita has adjourned its meeting to enter discussions on an alternative proposal • Transaction Agreement provides that the agreement may be terminated by Fyffes or Chiquita if the Court Meeting completes and the Court Meeting Resolution is not approved (Section 9.1(a)(i)(A)) There is no certainty Cutrale - Safra’s proposal preserves optionality for Chiquita shareholders

Title ChiquitaFyffes - Compelling Commercial and Financial Logic 20 • Combined business will benefit from enhanced geographic and portfolio diversification (both at the sourcing and customer levels) • Creates leading global banana business with 160m+ boxes sold annually • Expanded sourcing ability across its portfolio with more than 26,000 hectares of owned or leased operations in Central America • Recurring synergies of $60m • Accretive to Chiquita and Fyffes shareholders from year one The Boards of Fyffes and Chiquita continue to believe the proposed combination offers the most compelling value proposition for their shareholders

Important Information

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants in the Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Fyffes

21

Important Information

GENERAL

The release, publication or distribution of this presentation in or into certain jurisdictions may restricted by the laws of those jurisdictions. Accordingly, copies of this presentation and all other documents relating to the combination are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the combination disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the combination should be made only on the basis of the information contained in the Proxy Statement/Prospectus/Scheme Circular or any document by which the combination, including the Scheme, are made. Chiquita shareholders and Fyffes shareholders are advised to read carefully the formal documentation which has been posted to them in relation to the combination.

Lazard & Co. Limited ("Lazard"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to Fyffes and no one else in connection with the matters described in this document, and will not be responsible for anyone other than Fyffes for providing the protections afforded to clients of Lazard nor for providing advice in relation to the matters referred to in this document. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this document, any statement contained herein or otherwise.

Davy and Davy Corporate Finance each of which is regulated in Ireland by the Central Bank of Ireland, are acting for Fyffes and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, their affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Fyffes for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

There has been no material change in the information previously published by Fyffes or Chiquita in connection with the combination contained in the Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014, as previously mailed to Fyffes shareholders, save as disclosed: (a) in the announcement by Fyffes dated August 27, 2014 of Fyffes results for the six month financial period ending June 30, 2014; (b) in the announcement by Chiquita and Fyffes dated August 27, 2014 entitled "Chiquita and Fyffes Provide Updated Synergy Estimates Related To Proposed Combination; (c) in the announcement by Chiquita and Fyffes dated August 27, 2014 entitled "Chiquita Mails Letter To Shareholders"; and (d) as respects interests in relevant securities held, and dealings in Chiquita and Fyffes relevant securities, by parties acting in concert with Chiquita or Fyffes, as has been disclosed in accordance with the Irish Takeover Rules; and the modification of the Scheme of Arrangement as approved by the Irish High Court on 1 September 2014

Fyffes

22

Title 23 This presentation contains certain information regarding the historical performance of Fyffes. There can be no assurance that ac tual results will not materially differ from expectations based on such historical performance. Important factors could cause actual results to dif fer materially from those indicated by such information. With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to ob tain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combinatio n o r result in the imposition of conditions that could reduce the anticipated benefits from the combination; the length of time necessary to con sum mate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from th e combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it mo re difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management tim e o n transaction - related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative act ions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Sch eme Circular that is included in the Registration Statement on Form S - 4 that was filed with the SEC in connection with the combination and are contai ned in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and disc uss ed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar o f C ompanies available at Fyffes website at www.fyffes.com. STATEMENT REQUIRED BY THE TAKEOVER RULES The directors of Fyffes accept responsibility for the information contained in this presentation. To the best of the knowledge an d b elief of the directors of Fyffes (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation f or which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information . The updated Fyffes profit forecast dated 27 August 2014 remains valid and KPMG and Lazard have indicated that they have no ob jec tion to their reports on it continuing to apply. Important Information